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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number:
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                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended: SEPTEMBER 27, 1997
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:  HECHINGER COMPANY
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Former name, if applicable:

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Address of principal executive office (Street and number):
                            1801 MCCORMICK DRIVE
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City, State and Zip Code:   LARGO, MARYLAND 20774
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

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                                 See Attached
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

   MARK R. ADAMS, ESQ.                 (301)                     341-1000
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            /X/ Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 See Attached
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                             HECHINGER COMPANY
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date DECEMBER 29, 1997     By  /s/ MARK R. ADAMS
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                                   MARK R. ADAMS, EXECUTIVE VICE PRESIDENT,
                                   GENERAL COUNSEL, TREASURER AND SECRETARY


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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ATTACHMENT TO FORM 12b-25
HECHINGER COMPANY

PART III-NARRATIVE

The Company is unable to file the Form 10-K referred to herein because of the unusually heavy demands placed on it by:

           Its acquisition by an investment partnership managed by Leonard Green & Partners, L.P. on September 25, 1997;

           Its acquisition of certain assets, liabilities and business of BSQ Transferee Corp., which constitute the Company's largest acquisition to date, on September 26, 1997; and

           Changing its fiscal year-end to the Saturday nearest the last day of September (September 27, 1997) from the Saturday nearest the last day of January.

As a result of the timing and complexity of these transactions and events, and the availability of information, management has been unable to complete Form 10-K for the period ended September 27, 1997 without unreasonable effort and expense on the part of the Company.

Each of the foregoing transactions and events has been reported in the Company's Current Reports on Form 8-K dated October 8, 1997 and October 14, 1997.

PART IV-OTHER INFORMATION

Net sales for the year ended February 1, 1997 were approximately $2.20 billion. Net sales for the eight months ended September 27, 1997 were approximately $1.36 billion. The decrease is due primarily to the change in fiscal year and secondarily to competitive factors. The net loss for the year ended February
1, 1997 was $25.1 million. The net loss for the eight months ended September 27, 1997 cannot be reasonably estimated at this time because the books and records of the Company are still in the process of being finalized as a result of the changes noted in Part III above. The Company has filed a Current Report on Form 8-K/A dated December 17, 1997 disclosing, among other things, certain historical and pro forma information for certain periods that will be covered by the Company's Form 10-K.